

February 12, 2007

Mail Stop   7010

By U.S. mail and facsimile to (412)209-0672

Ms. Cheri T. Holley, Vice President
    Secretary and General Counsel
Titan International, Inc.
2701 Spruce Street
Quincy, IL   62301

Re: Titan International, Inc.
        Registration Statement on Form S-4
        Filed on January 22, 2007
        File No.: 333-140121

Dear Ms. Holley:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 8.1

1. If you elect to use a short-form opinion, the exhibit 8.1 short-form opinion and the prospectus both must state clearly that the discussion in the tax consequences section of the prospectus is counsel's opinion. Please revise the prospectus disclosure to state clearly that the discussion is the opinion of tax counsel, whose name should be disclosed.

2. In the third paragraph of the opinion, counsel appears to be addressing only the accuracy

of the prospectus disclosure. Counsel must opine on the tax consequences, not the manner in which they are described in the prospectus. Please revise.

3. Since investors are entitled to rely on the opinion expressed, the disclaimer at the bottom of page 44 that "This discussion is intended for general information only…." is inappropriate and should be removed. You may recommend that investors consult their own tax advisors or counsel, particularly with respect to the personal tax consequences of the investment which may vary for investors in different tax situations. This is permissible so long as the recommendation does not disclaim reliance for tax matters on which counsel has opined.

Signatures, page II-5

4. The amended registration statement should also be signed by the registrant's Controller or Principal Accounting Officer whose title should be shown on the signature page. See Instruction 1 to Signatures on Form S-4.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Not withstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, contact me at (202) 551-3767 if you have questions regarding the above comments.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal